SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 6)

Ikanos Communications, Inc.

(Name of Subject Company)

Ikanos Communications, Inc.

(Name of Persons Filing Statement)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

45173E204

(CUSIP Number of Class of Securities)

Daniel D. Vrechek

Secretary and Vice President

Ikanos Communications, Inc.

47669 Fremont Boulevard

Fremont, California 94538

(510) 979-0400

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Rama Padmanabhan

Cooley LLP

4401 Eastgate Mall

San Diego, California 92121

(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 (this “Amendment No. 6”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Ikanos Communications, Inc. (“Ikanos” or the “Company”) originally filed with the Securities and Exchange Commission (the “SEC”) on August 19, 2015 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by King Acquisition Co., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Qualcomm Atheros, Inc., a Delaware corporation (“Parent”) and wholly-owned subsidiary of QUALCOMM Incorporated (together with Purchaser and Parent, “Qualcomm”), to purchase all of the issued and outstanding shares of common stock of Ikanos at a per share purchase price of $2.75, net to the seller in cash, without interest and subject to any required withholding taxes (the “Offer Price”) and assume all outstanding indebtedness of Ikanos at the closing of the Merger, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 19, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO, filed by Qualcomm with the SEC on August 19, 2015 (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9 and are incorporated by reference herein.

Except to the extent specifically provided in this Amendment No. 6, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 6. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8.	Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following section:

“Completion of the Offer

The Offer expired at 5:00 p.m. (Eastern Time), on September 28, 2015. American Stock Transfer & Trust Company, LLC., the depositary for the Offer (the “Depositary”), advised Parent and the Purchaser that, as of the Expiration Date, a total of 15,439,680 Shares (excluding Shares with respect to which Notices of Guaranteed Delivery had been delivered) were validly tendered into and not properly withdrawn from the Offer, representing approximately 89.4% of the Shares outstanding as of the Expiration Date. In addition, the Depositary advised that Notices of Guaranteed Delivery have been delivered with respect to 8,360 additional Shares, representing approximately 0.1% of the outstanding Shares as of the Expiration Date. All conditions to the Offer having been satisfied, Purchaser accepted for payment all such Shares validly tendered into the Offer and not properly withdrawn prior to the Expiration Date, and payment for such Shares is being made to the Depositary, which will act as the paying agent for tendering Ikanos stockholders for the purpose of receiving payments for tendered Shares and transmitting such payments to tendering Ikanos stockholders whose Shares have been accepted for payment, in accordance with the terms of the Offer.

Following the consummation of the Offer, Purchaser and Parent completed the acquisition of Ikanos through the Merger without a meeting of stockholders of Ikanos in accordance with Section 251(h) of the DGCL, with Ikanos continuing as the surviving corporation. At the Effective Time, each Share then outstanding was converted into the right to receive cash in an amount equal to the Offer Price, without interest (less any required withholding taxes) except for Shares (i) owned by Ikanos or held as treasury stock, (ii) owned by Parent, Purchaser or any wholly owned subsidiary of Parent, (iii) owned by any wholly-owned subsidiary of Ikanos or (iv) held by a holder who is entitled to demand and properly exercises and perfects their appraisal rights with respect to such Shares in accordance with Section 262 of the DGCL in connection with the Merger. As a result of the Merger, Ikanos became a wholly-owned subsidiary of Parent. Following the Merger, the Shares were delisted and ceased to trade on the NASDAQ Global Select Market.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 29, 2015	Ikanos Communications, Inc.

	By:	/s/ Daniel D.Vrechek
Daniel D. Vrechek
Secretary and Vice President